Exhibit 99.9

March 18, 2022

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers (Quebec)

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent Securities (Prince Edward Island)

Re:	Fortuna Silver Mines Inc. (the "Company") — Voluntary Filing of Technical Report

As a result of the Company’s acquisition of Roxgold Inc., the Company has indirectly acquired the Séguéla Gold Project located in Côte d'Ivoire. In this connection, the accompanying technical report entitled “Séguéla Project, Feasibility Study, Worodougou Region, Côte d'Ivoire" with an effective date of May 26, 2021 (the "Report") is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of Companion Policy 43-101CP to National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Report is not being filed as the result of a requirement of NI 43-101.

FORTUNA SILVER MINES INC.

Per: Sally Whittall, Corporate Secretary